UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)

Antero Midstream Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

03673L 103

(CUSIP Number)

Glen C. Warren, Jr.

1615 Wynkoop Street

Denver, Colorado 80202

(303) 357-7310

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 03673L 103

1	Name of Reporting Person Antero Resources Corporation

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (please see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Common Units

	8	Shared Voting Power 0 Common Units

	9	Sole Dispositive Power 0 Common Units

	10	Shared Dispositive Power 0 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Common Units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 03673L 103

Explanatory Note: This Amendment No. 8 (this “Amendment”) amends and supplements the Statement on Schedule 13D initially filed on November 19, 2014 with the Securities and Exchange Commission (the “Commission”) relating to the common units (“Common Units”) representing limited partner interests in Antero Midstream Partners LP (the “Issuer” or “Partnership”), a Delaware limited partnership (such Schedule 13D, as amended and supplemented to date, the “Original Schedule 13D”). The Original Schedule 13D is hereby amended and supplemented by Antero Resources Corporation, a Delaware corporation (the “Reporting Person”), as set forth below in this Amendment (as so amended and supplemented, the “Schedule 13D”). Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the respective meanings set forth in the Original Schedule 13D.

This Amendment No. 8 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person, as the Reporting Person beneficially owns less than five percent of the Common Units.

Item 4.                                 Purpose of Transaction

Item 4 of the Original Schedule 13D is supplemented as follows:

On March 12, 2019, the Issuer and Antero Midstream Corporation, a Delaware corporation (“New AM”), announced that they had consummated the transactions (the “Closing”) contemplated by that certain Simplification Agreement (the “Simplification Agreement”) (such transactions, the “Transactions”), dated as of October 9, 2018, by and among Antero Midstream GP LP, a Delaware limited partnership, AMGP GP LLC, a Delaware limited liability company, the Issuer, Antero IDR Holdings LLC, a Delaware limited liability company, Antero Midstream Preferred Co LLC, a Delaware limited liability company and wholly owned subsidiary of New AM, Antero Midstream Newco Inc., a Delaware corporation and wholly owned subsidiary of the New AM (“NewCo”), Antero Midstream Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of New AM (“Merger Sub”), Antero Midstream Partners GP LLC , a Delaware limited liability company and the general partner of the Issuer (collectively, the “Parties”).

Pursuant to the Simplification Agreement, the Parties consummated a series of transactions pursuant to which, among other things, Merger Sub was merged with and into the Issuer, with the Issuer surviving such merger as an indirect wholly owned subsidiary of New AM. All Common Units of the Issuer were exchanged for a combination of cash and common stock, par value $0.01 per share, of New AM. As a result, upon the consummation of such transactions, the Reporting Person ceased to own any Common Units.

The foregoing description of the Simplification Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Simplification Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated by reference in its entirety to this Item 4.

Item 5.                                 Interest in Securities of the Issuer

This Item 5 shall be deemed to amend and restate Item 5 to the Original Schedule 13D in its entirety:

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) As of March 12, 2019, as a result of the consummation of the Transactions, the Reporting Person can no longer be deemed to have a beneficial ownership interest in any Common Units in the Issuer and expressly disclaims any such interest.

Item 7.                                 Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is supplemented as follows:

Exhibit 1                       Simplification Agreement, dated as of October 9, 2018, by and among AMGP GP LLC, Antero Midstream GP LP, Antero IDR Holdings LLC, Antero Midstream Preferred Co LLC, Antero Midstream NewCo Inc., Antero Midstream Merger Sub LLC, Antero Midstream Partners GP LLC and Antero Midstream Partners LP. (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K (Commission File No. 001-36120) filed on October 10, 2018).

SCHEDULE 13D

CUSIP No. 03673L 103

Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 14, 2019

ANTERO RESOURCES CORPORATION

/s/ Glen C. Warren, Jr.
Name:	Glen C. Warren, Jr.
Title:	President, Chief Financial Officer and Secretary